Filed by Kforce Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hall, Kinion & Associates, Inc.

Commission File No. 000-26058

Transcript of investment community conference call dated December 3, 2003

In connection with the merger, Kforce Inc. (“Kforce”) will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of Hall, Kinion & Associates, Inc. (“Hall Kinion”) and Kforce for a meeting of Hall Kinion’s shareholders to consider and vote upon the proposed merger and for a meeting of Kforce’s shareholders to consider and vote upon the issuance of shares of Kforce in the proposed merger. The registration statement will also serve as a prospectus of Kforce with respect to the shares of Kforce to be distributed to shareholders of Hall Kinion pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT KFORCE, HALL KINION, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both Kforce and Hall Kinion file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kforce or Hall Kinion at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kforce’s and Hall Kinion’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Kforce, Hall Kinion and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Kforce and Hall Kinion with respect to the transactions contemplated by the merger agreement. A description of any interests that Kforce’s or Hall Kinion’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding Hall Kinion officers and directors is included in Hall Kinion’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 11, 2003. Information regarding Kforce officers and directors is included in Kforce’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 21, 2003.

This investment community conference call transcript contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Hall Kinion’s business will not be integrated successfully with that of Kforce, costs related to the merger, market acceptance, litigation and other risks identified in Kforce’s and Hall Kinion’s filings with the Securities and Exchange Commission. Kforce and Hall Kinion are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

On December 3, 2003, Kforce and Hall conducted an investment community conference call. Attached is the transcript of the investment community conference call:

* * *

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

KFORCE

Moderator: David Dunkel

December 3, 2003

7:30 am CT

Operator:

Good morning. My name is (Ametris). And I will be your conference facilitator today. At this time I would like to welcome everyone to the joint Kforce and Hall Kinion conference call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad. Thank you.

And now I would like to turn the call over to your host, Michael Blackman, Vice President of Investor Relations at Kforce. Sir, you may begin your conference.

Michael Blackman:

Good morning. I’d like to welcome everybody to the call. Certain of the statements made on this conference call are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of the term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

The words should, believe, estimate, expect, intend, anticipate, foresee, plan and similar expressions and variations thereof, identify certain of such forward-looking statements which speak only as of the dates on which they are made.

In particular, statements of expected synergies, accretion, projected results of operations and cash flow, timing of closing and execution of integration plans are all forward-looking statements.

Kforce and Hall Kinion undertake no obligation to publicly update or revise any forward-looking statements whether the result of new information, future events or otherwise.

As a result, such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of various factors.

Although Kforce and Hall Kinion believe that the assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that the assumptions and expectations will prove to have been correct.

Listeners are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results to differ materially include the following.

Business conditions and growth in the staffing industry and general economy, competitive factors, risks due to shifts in the market demand, including

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

without limitation, shifts for demand in search and flexible staffing assignment, changes in the service mix, the ability of the companies to complete the acquisition, the ability of Kforce to successfully integrate this acquisition and the risk factors listed from time to time in Kforce’s and Hall Kinion’s reports filed with the Securities & Exchange Commission as well as assumptions regarding the foregoing.

I now turn this call over to David Dunkel, Chairman of the Board, President and Chief Executive Officer of Kforce. Dave?

David Dunkel:	Thank you Michael. Good morning and thank you all for joining us to discuss the signing of the definitive agreement for Kforce to merge with Hall Kinion.

In addition to Michael, with me here in Tampa are Bill Sanders, our Chief Operating Officer and Derrell Hunter, our Chief Financial Officer. And on the phone from (Nevado) California are Brenda Rhodes, Chairman and CEO of Hall Kinion and Marty Kropelnicki, CFO.

I am excited to share with you today, plans for this merger which will increase the scale and leverage of Kforce and particularly strengthen our presence on the West Coast.

Yesterday we signed a definitive agreement to merge with Hall Kinion for approximately $65 million in a stock for stock transaction.

Hall Kinion is a successful professional staffing company which has grown organically and through successfully integrated acquisitions. Its talented operating professionals as well as the commitment to delivering exceptional service make it an excellent match with our firm.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Our complementary strengths and technology and financing accounting staffing services provide multiple opportunities for accelerated growth. Bringing together two strong brands will serve to benefit current and prospective candidates and client customers and employees.

We believe shareholders will gain from the diversity of revenues and increased earnings momentum led by one of the managed—one of the most committed management teams in the industry.

In addition, this should improve Kforce’s liquidity and trading fundamentals and create a stronger public company with better capital market access.

We are attracted to Hall Kinion because of its product mix, operational capabilities and its geographic footprint. Scaleable platform and strong sales professionals are excellent additions to the Kforce team as we both pursue excellence in growth.

In addition to expanding Kforce’s product portfolio and client base, we believe that this merger will provide strong cross-selling opportunities and another—another key criteria for an acquisition.

We are well aware of the influence that interest rates have in the mortgage finance market and the importance of that market to Hall Kinion’s on staff business unit.

We are confident that the products and skills that OnStaff possesses together with our expertise in finance and accounting will allow this to be an accretive transaction for Kforce even when interest rates rise.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

We believe that On Staff can successfully manage its business under various interest rate conditions by investing in and broadening its products and customer base through leverage of its existing infrastructure and by maintaining a low cost structure.

We expect that to continue and to be enhanced by corroboration with our finance and accounting group at Kforce.

We’ve always been very impressed with Hall Kinion and its ability to proactively adapt to changes in the marketplace. Perhaps most important for us is the common bond of the strong operating cultures of Kforce and Hall Kinion.

Both companies philosophies are based upon a similar principle — exceptional service and personal respect.

We also know that Hall Kinion has a passionate culture and like Kforce, knows how to have fun while working exceptionally hard. I know that Brenda and her team share our vision of being the staffing firm most respected by those we serve.

This is an exciting time with many positive benefits in our immediate future. And it is now my pleasure to turn the call over to Brenda Rhodes. Brenda?

Brenda Rhodes:	Thank you David and thank you everyone for your attention this morning to our call.

Obviously the entire team led by Marty, myself, (Rita) and (Jeffrey) here at Hall Kinion are excited and anticipatory about the changes that are in front of us.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

As we looked at all the contingencies, and of course we believe strongly that shareholders will be well served by this transaction and will continue to share in the growth of Kforce. Many of our senior people will have significant vestitures in this new entity, myself included and feel strongly that this is the right thing for us.

Obviously we think our customers will benefit. We’ve been attracted to Kforce’s background in the finance and accounting for many, many years. Our roots go back with them for many years and believe that that will add something to our OnStaff business.

And as many of you know, Hall Kinion has long had a stated goal of becoming a $1 billion company. And we have looked high and low for the right partner for some time now and believe that the synergies of the opportunity here make this the right opportunity for us and the right partnership for us in 2004.

Lastly, we believe that our internal stakeholders, our employees, will benefit largely from the expanded career opportunities as we believe the recovery will happen, that we will be well-positioned to move forward and expand within this larger organization.

So we’re real excited to announce this this morning and to partner with the Kforce team. I look forward to the future of 2004. David?

David Dunkel:

Thank you Brenda. I’m now going to turn the call over to Derrell Hunter who’s Kforce’s Chief Financial Officer. And Derrell’s going to discuss selected financial information applicable to the transaction. Derrell?

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

David Dunkel:

Thank you David. These financial details and perspectives are intended to be in addition to and generally not redundant with the information you saw in the press release. All dollar and share amount percentages are rounded approximations.

And of course the comments made earlier by Michael regarding forward-looking statements particularly apply to some of these statements whenever applicable. I will not repeat those qualifiers each time I make a reference.

Regarding the financial effects of the terms described in the press release, if the Kforce average pre-closing stock price is within the 15% collar which was set at $7.09 per share to $9.59 per share, 7.8 million Kforce shares will be issued to the Hall Kinion shareholders representing 19.5% of the combined firm.

If such price were to be equal to Monday’s closing price of 8.34 which was used to set the collar, the acquisition value would be around 65 million as David referred to or $5 for each of—for each Hall Kinion share.

Monday’s closing price of Hall Kinion was (423). So this represents a premium of slightly over 18%.

Outside the collar, the number of shares fluctuate and the value is effectively fixed at around 55 million at the low end and 75 million at the upper end. As examples, at a price of $6, 9.2 million shares instead of the 7.8 would be issued and at $11 per share, 6.8 million shares would be issued.

Now, what does the combined business look like? Simply annualizing and combining reported third quarter results, annually one, revenues would be 659

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

million; gross profit would be 200 million; and net income would be 6.3 million.

It’s relevant to note that assuming combined net income for the third quarter, issue of the additional 7.8 million shares and even before considering the synergies of the transaction, EPS would be unchanged from the 4 cents per share reported by Kforce standalone.

Third quarter Kforce revenues were split 45% information technology; 25% finance and accounting; and 30% health and life sciences. Combined third quarter revenues would have been 47% IT; 31% NFA; and 22% HLS.

Combined search revenues would have been 4.8% of total revenues compared to the 5.6% reported by Kforce.

Our purpose today is not to predict specific amounts of future cost synergies. However, it is appropriate to point out that significant savings are expected from among other things, combining a variety of back office and other corporate functions, eliminating one set of public company related expenses, integrating technology platforms and functions, and combining certain physical facilities.

Such savings are an important driver of this strategic combination and will involve the merging together of certain offices and reductions in aggregate headcount.

However, it is important to reiterate that Kforce does not plan to make any reductions in revenue generating associates including sales, service delivery and recruiting personnel.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Both management teams are determined to work closely and wisely to quickly realize those cost synergies that will contribute to the strategic vision described by David.

Partially offsetting the cost synergies realized will be non-cash amortization of that portion of the purchase price allocated to identifiable intangibles which is not expected to be extensive.

The normalized effects of synergy net of such amortization are expected to be in the range of at least $2 million per quarter.

Significant transaction personnel severance, office closure and other related cash costs will be appropriately accounted for along with the stock value as purchase price.

In addition, primarily during the first and second quarters, some lesser amounts of incremental non-recurring period costs will be incurred.

With the closing expected to occur during the first quarter, we expect that quarter’s EPS to be negatively impacted by the transaction. In the second quarter, the non-recurring period cost should tail off and the full effects of synergies should kick in.

We therefore fully expect that the savings will normalize and that the transaction will be substantively accretive to Kforce’s EPS by no later than the third quarter of 2004.

Both Kforce and Hall Kinion have bank lines with available borrowings driven primarily by receivables. Hall Kinion’s lead bank is in fact, a member of the syndicate of banks providing Kforce’s $100 million facility.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Kforce’s existing cash reserves and already available borrowing capacity which of course will be increased by the addition of Hall Kinion’s receivables will be more than enough to cover the cash requirements at closing and thereafter.

The post-closing borrowing level is expected to peak at around 35 million with additional available borrowing capacity on combined receivables under our existing facility and leased in excess of $15 or $20 million.

The GAAP purchase price will of course be effected both by the pre-closing stock price and the actual amounts of cash acquisition cost. And such purchase price will be allocated to the assets acquired and liabilities assumed based on their fair values.

Resulting balance sheet goodwill is currently expected to be in the range of $60 to $70 million.

As you saw in our separate press release yesterday, Kforce is optimistic about previously provided forward guidance for the fourth quarter of 2003. The four best weeks of the year for flex revenues happened this quarter with the pre-Thanksgiving week being the best.

If this trend continues as we said in that press release, Kforce revenues will be at the upper end of guidance, and the EPS may exceed guidance. David?

David Dunkel:	Thank you Derrell. And now I would like to turn the call over to Bill Sanders, Chief Operating Officer of Kforce. Bill?

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Bill Sanders:	Thank you Dave. We are very excited about this transaction and welcoming the Hall Kinion team to our Kforce family.

As most of you know, Kforce has built its business on a core of technology and financial staffing. And Hall Kinion has followed a similar path which is one of the principle reasons that we have such a strong interest in this business.

We are excited about the opportunity to work together and grow in our markets and clients. But also like to say Hall Kinion has an impressive team. And we look forward to meeting everyone in the near future.

It is clear to me that Hall Kinion is a client-centric sales organization driven by exceptional customer service, accountability, personal respect, and as David said, a passionate desire to win.

We are keenly aware that a successful integration of these two companies is essential to our revenue growth and earnings momentum.

Kforce has completed many of these transactions since it went public and most recently, two acquisitions in 2001. We refined our in-depth integration plan during the last acquisition and have a clear line of sight to our objectives.

Our integration manager and core transition team have already been working this acquisition plan for more than a month. Both management teams have promised full cooperation and will actively collaborate during the pre-closing period. In fact, both companies senior field managers will meet for three days next week to further our integration efforts.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

We have spent the last three years preparing for this type of transaction. We believe we can accomplish the objectives of our 60 day plan by March 31st and complete the integration no later than June 30th. This would allow us to realize the expected synergy, keep the very talented people and improve our value propositions to our clients and candidates.

There is no question in my mind that these two organizations can be combined successfully and that we can build on the best practices each brings to the table.

As great people equal great results, I am very excited about the talent that this combined team will possess. We are proud to now be able to call Hall Kinion & Associates our partners, and together we will be a powerful firm that will provide our clients the right match. Back to you Dave.

David Dunkel:	Thank you Brenda. Thank you Derrell and thank you Bill. Operator, (Ametris), we would like to open up the call to questions now.

Operator:

At this time, I would like to remind everyone, if you would like to ask a question, please press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Mark Marcon, Wachovia Security.

Mark Marcon:

Good morning and congratulations to everybody. Two questions. First of all, can you describe the number of offices that overlap and also the changes or the differences that there might be in compensation plans for recruiters as well as sales associates or account managers at the two firms?

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Bill Sanders:

Mark, this is Bill Sanders. Together we have combined 111 offices. As we indicated in the press release, we think after that is over there will be somewhere around the range of—the combination is over, there will be somewhere around 80 or so offices that we would work out of.

Compensation plan, IT compensation plans are very similar. And we certainly would expect that there would be no reduction in the compensation of sales associates of Kforce or of Hall Kinion associates.

Finance and accounting, there they pool their GP and compensate based on a pooling concept which is a little bit different than the way we do it. However, in the (scans), we would not expect that their people would be compensated any less than they are being compensated at this point in time.

Mark Marcon:	Okay. And I was wondering if I could ask a follow-up question…

Bill Sanders:	Sure.

Mark Marcon:

…for Brenda. Brenda, just curious a little bit about the timing. It seems like, you know, the—we’re just starting to see the economy—or the labor market’s just starting to pick up. It’s starting to look like IT is starting to pick up. Just curious as to why now as opposed to maybe six months or nine months down the road?

Brenda Rhodes:	You know, Mark, picking the time—by the way, thank you for being on the call today. It was nice (unintelligible).

Picking the time on a deal like this is a crap shoot shall I say as to when and where the right thing is. More important to us was who was it? Was it the right people? And our belief is that coming into a recovery which is what we

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

hope and believe like many of you do, that that is what’s in front of us in 2004, that the strength of the partner was going to be important.

And so that Kforce was ready to do this, that we were ready to do this and that it fit into our 2004 plan made sense to us. Either way, I’m heavily vested in Hall Kinion stock and now will be vested in the new entity. And so taking advantage of the recovery as a larger entity made sense to me.

I believe the people that are left standing will recovery nicely. And certainly the size and scope of this organization I think, will put us in a really nice position for next year. We’re hoping that. Marty anything else about the timing that I should speak about?

Marty Kropelnicki:

Yes, other than, you know, as a public company we went through a process that we started with our bankers, RW Baird looking at multiple options which, you know, evaluated every possible scenario. And we’re very pleased that we found Kforce.

And as Brenda said earlier, our goal has always been to be a $1 billion company. We’ve talked about that. Kforce has a very similar goal with what they call the Quest for their Rings in 2005. And we’re very, very happy to be part of their plans.

Mark Marcon:	Great. Thank you.

Brenda Rhodes:	Thank you Mark.

Operator:	Your next question comes from Rick Dauteuil with Columbia Management.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Rick Dauteuil:

Okay. Congratulations folks. On the Kforce second quarter call there was a statement made toward the end of the call talking about incremental margins. My recollection was the incremental operating margin and I think the example you used, 10 million of incremental a quarter was something like 18-1/2%.

As you model this deal, what does that do to change if any, that incremental margin that was thrown out there at that time?

Bill Sanders:	Well this is—hi Rick. This is Bill Sanders.

Rick Dauteuil:	Hi Bill.

Bill Sanders:	Yes you are exactly correct. We—the 18-1/2% is the amount that would be determined clearly through organic growth to come up with that type of amount.

As we model the transaction here, certainly there is a transition period that would go through June 30. After that period in time, because there will still be some duplication—potential duplication of front end and certain other aspects of bringing these two companies together, I wouldn’t—we did not model the 18-1/2% to be the actual accretion amount.

If you looked at the overlaying, the incremental income from Hall Kinion, it is in fact that you will come up with a much higher contribution from Hall Kinion because they won’t have the overhead that we lay around the Kforce standalone.

But it would not be at the 18-1/2% level. But it would certainly be significantly higher than the level of Kforce standalone.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Rick Dauteuil:	Okay. But the NOLs that you guys have — but I don’t know what their position is — is there any impact to those from this deal?

Derrell Hunter:

This is Derrell Hunter. There will be no impact on the size or the usability of the NOLs that Kforce currently has. Hall Kinion also has NOLs for federal and tax purposes. And those NOLs will in fact be limited. But they will not be eliminated. So we will be able to use those over time. And they will have significant benefit to the combined firm.

Rick Dauteuil:

Okay, and then lastly on their OnStaff business which has obviously had some benefit from the mortgage market over the last 12 or more months, what—to what extent can that business—or I guess what’s the status of that business now that we’re sort of rolling over on interest rates?

Can that business continue to be a profitable business? Would I expect to be significantly lower revenues?

David Dunkel:

Rick, I’m going to ask Brenda and Marty to answer that question. I will just comment that in our evaluation of due diligence process, we gave extensive consideration to the business model for OnStaff and have contemplated as I mentioned in my remarks, the impact of a changing interest rate environment. Brenda?

Brenda Rhodes:

Thanks Dave. And Rick, nice to meet you. This is Brenda Rhodes. For those analysts that have followed us for some time through the OnStaff acquisition now remember what a successful ride we had as their growth just exploded exponentially through the interest rate declines of the last year and the interest in refinancing.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

We hit the bubble last quarter. One of the nice things about the timing on this deal is that management feels that we now have some visibility about what that ride looks like as we come off of that bubble. We did come off of that bubble during the last quarter and reported extensively about what that looks like.

None of those trends have significantly changed during this quarter. They have continued. And it basically is coming down off of the bubble a straightening out or a flattening of the revenue. And the cost structure has been able to be decreased dramatically and quickly which was what we were counting on. But it was a low cost, highly flexible structure.

And it has indeed proven to be that. We are confident in—confidence in the management of that, that these people led by (Jeffery Edmonds) knew what they were doing. And they have proven that during last quarter and continue this quarter.

So we would anticipate that it has been able to operate successfully at lower revenue rates than it has seen. I think when we bought the business it was doing about 35 million a year. It went to a high run rate of what Marty?

Marty Kropelnicki:	About 93 million a year.

Brenda Rhodes:	Ninety-three million in the first 12 months. This is a tripling of—almost a tripling of where they were at and has settled back down into more reasonable into the…

Marty Kropelnicki:	Mid-fifties.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Brenda Rhodes:

…mid-50s currently. So we believe that we were particularly comforted by the fact that Kforce did take the time and the energy to learn that business. They learned it. They got into the depth of it. They rolled up their sleeves. And I believe, see the value in it the way we do.

This was not a grab this quickly during a run business. This is a business with long term big potential, great fundamentals and we believe will be a nice complement to the finance and accounting route of Kforce.

Rick Dauteuil:	Thank you.

David Dunkel:

Yes Rick, let me add real quickly — this is Dave — as you know, we’ve been in the finance and accounting business for a long time. We understand that business model. And we think that there’s some opportunities with our F&A business in OnStaff as well.

So that was an area that we focused on extensively as Brenda mentioned in this—in evaluating the transaction.

Rick Dauteuil:	Thanks again.

Operator:	At this time, I would like to remind everyone, if you would like to ask a question, please press star then the number 1 on your telephone keypad.

Your next question comes from David Koning with Robert W. Baird.

David Koning:	Yes, good morning everyone and congratulations on the deal.

Man:	Thank you.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Brenda Rhodes:	Thanks David.

David Koning:

I had a question. I think Derrell referred to a goodwill expectation of 60 to 70 million after the deal and also referred to some non-recurring costs going into the acquisition price. Is there a number that we can—that can be implied from that goodwill number as to what those non-recurring costs might roughly be?

Derrell Hunter:

What I was referring to — this is Derrell — what I was referring to was the types of transaction costs that you would have that would be part of the purchase price. And with regard to that, one thing I will say — and I think this has been kind of the approach by Kforce in the past — is that at this stage we like to think in terms of ranges. We have some estimates. But what we like to do is think of ranges and then evaluate things if they fall out on the negative end of the range, but strive to make them fall out on the positive end of the range.

And in connection with that, we think the number is probably somewhere in the high teens as far as millions of dollars of purchase price that would be included in addition to the stock price. So that puts you in the mid-80s if you compare the stock price based on Monday’s close, 65 million plus the additional amount that would reflect the purchase price for the shares from the Hall Kinion shareholders.

David Koning:	Okay, so that the high teens amount would be the additional amount, kind of the non-recurring type cost in addition to the stock?

Derrell Hunter:

That would be the amount that would be added to the purchase price. We also will incur some cost in connection with integration that will be charged to period cost for GAAP reporting purposes. And that is a much lower number.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

But it is something that will be consequential in the first and second quarters of 2004.

David Koning:	And are those integration costs included in your expectation for accretion during the full year ‘04?

Derrell Hunter:

They are included for the full year ‘04. And we do believe that we will get full benefit or relatively full benefit of the accretion starting no later than third quarter and that the net effect on the EPS of Kforce for the entire year will be positive.

David Koning:	Okay and positive then including the Q1 and Q2 integration?

Derrell Hunter:	Exactly.

David Koning:	Okay.

Derrell Hunter:	The net effect for the entire year will be positive.

David Koning:

Okay. And then my final question just on the potential earn out Hall Kinion’s responsible for, I mean is that something that Kforce will pick up? And is that likely to be paid in Q1, I think 4.3 million?

Derrell Hunter:

This is Derrell Hunter again. We do consider the payment for 2003 to be an existing liability which is I believe what Hall Kinion has disclosed. That would be a liability that we would assume and would be allocated as part of the purchase price. And we are prepared to make that payment shortly after closing.

David Koning:	Okay.

KFORCE

Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Derrell Hunter:	As far as the future payment, that arrangement still exists, but that is a contingent part of the purchase price which would be added later if those payments ultimately are earned.

David Koning:	Okay. All right, well thank you. And again, congratulations.

Brenda Rhodes:	Thank you (David).

Operator:	Your next question comes from Mark Marcon, Wachovia Security.

Mark Marcon:

Can you talk a little bit about the savings that you might expect to get from going from 111 offices to 80 both from a GAAP perspective and then also more importantly from a cash flow perspective in terms of what your expectations are for being able to sublease those?

Derrell Hunter:

Well we—if I followed the question — you correct me if I don’t cover this completely — the interplay will obviously be that we will have some lease cancellations. We will have an objective to sublease or to negotiate out of those leases in every place possible. But we have considered in evaluating the deal the run-off of all those leases on their current terms.

Now what that will do for us for cash purposes if they just run out is a portion of the cash will not have to be extended immediately but will be extended over time. Did that cover your questions?

Mark Marcon:	Right. So I mean what is—what kind—I guess what I’m trying to understand is from a best case scenario, what are the cash savings that you could get and then assuming a worse case?

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Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

Derrell Hunter:	Well as far the net synergies — and keep in mind we refer to, you know, we’ll have some additional amortization…

Mark Marcon:	Sure.

Derrell Hunter:	…the number that, you know, we’re pegging right now is we believe it can be at least $2 million per quarter or a net of about $8 million per year.

That includes the savings from having lower period cost lease payments because there will be some offices to be closed.

Mark Marcon:	Right. And that 8 million per year, is that—are you assuming that there will be some subleasing in that?

Derrell Hunter:	We are not.

Mark Marcon:	You are not. So you’re basically assuming that you’re assuming a lease and you’re going to continue to hold that lease?

Derrell Hunter:

Well again—I mean, in our evaluation, what we like to do is look at the range of possibilities. We will strive to have subleases but we would not have to—we would not evaluate the deal depending upon that sublease.

Mark Marcon:

Right. I was just trying to understand what the range of possibilities of terms of—or if you aren’t able to sublease, what does that 8 million turn into from a cash perspective? And then if you are able to sublease, what does—what would the savings be?

Man:	Right. And when we talk about closing offices, we’re really talking about combining all of the people into one facility.

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Moderator: David Dunkel

12-03-03/7:30 am CT

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Mark Marcon:	I understand.

Man:	We also have excess space. And we would certainly collaborate with their team and pick the most suitable space for the combined office. We do not intend to close offices.

Mark Marcon:	I understand that. I’m just trying to understand what the real estate potential savings might be.

Man:	Yes. Well we can’t give you any better answer than the answer that we have combined all of them together and they’re $2 million a quarter.

Mark Marcon:	But that also includes like your public company savings right?

Man:	It does.

Derrell Hunter:	Yes.

Mark Marcon:	Okay. And second question for Brenda, Brenda how long are you going to—what’s your lockup in terms of the stock?

Brenda Rhodes:	Mark, the—as I told you, my going forward position is fairly substantial. As I told our employees yesterday, I believe I’ll be one of the top five individual investors in the new entity.

Mark Marcon:	Right.

Brenda Rhodes:	And I think my legal lockups always seem to be shorter than my appetite for staying in the game. So I’m not 100% sure what the legal lock-ups are. Now

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Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

the rule 145, Marty help me out. Sometime middle of next year I could look at liquidating.

But this is not driven by a desire on my part to do so. This is driven by a desire on my part to win. And anyone who knows me knows that’s where I’ve been for a long time. I have an appetite to stay in the staffing game. I’ve been in it for 20 years and it’s the business that I know. And I’m willing to place my dollars in this pot and see where we go.

I would like to tell you that I think there was a comment — I’m not sure if it was Bill who said it — that it—we want to make sure that the analysts understand that the savings here are not about sending salespeople and recruiters home out of 30 offices.

A great deal of the difference between the 80 and 111 are offices that have actually already been reduced or combined, that the salespeople — and David maybe you can elaborate on what I thought I heard your commitment to the street was — that the salespeople and the sales producing employees are not where the savings are here. And in fact, that’s where the opportunity is for growth. And that’s what I’m betting on.

David, did you want to…

David Dunkel:

Yes, I’ll—let me just clarify something. The offices that we’re talking about are the offices that are currently active for both Hall Kinion and Kforce. Both sets of offices have available space. So the opportunity is to obviously combine those to increase the occupancy and utilization of one or the other with the remaining office being closed for the savings. So that’s the intention on the real estate side.

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Moderator: David Dunkel

12-03-03/7:30 am CT

Confirmation #4244480

It is absolutely our intention. In fact, one of the motivators for this transaction was the opportunity to get the great people at Hall Kinion. So we have absolutely no intention of reducing any revenue generating employees. And that—we couldn’t be clearer on that point.

Brenda Rhodes:	Thank you David.

Operator:	At this time there are no further questions.

David Dunkel:

Okay, well I want to thank everyone for your interest in Kforce and Hall Kinion. And I also want to reiterate that it’s the talented people at Kforce and Hall Kinion that makes us excited about this transaction.

And we feel that we have combined two great teams that will make us all stronger. So we look forward to getting this transaction closed and beginning a new era for the combined firm.

We thank you all for you attention and we look forward to talking with you again soon. Thank you very much.

Brenda Rhodes:	Thank you.

Man:	Bye everyone.

Operator:	Thank you for participating in today’s joint Kforce and Hall Kinion conference call. You may now all disconnect.

END